FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated June 11, 2014.

TRANSLATION

Autonomous City of Buenos Aires, June 11, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors and Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Buenos Aires Stock Exchange Regulations, to report changes in the composition of the Board of Directors and the Senior Management of YPF S.A.

In this regard, please be advised that the Board of Directors of the Company, at its meeting held on June 11, 2014, has accepted the resignations of Messrs. Roberto Ariel Ivovich and Jesús Guillermo Grande as Directors and Mr. José Carlos Blassiotto as alternate Director for the Class D shares, for purely personal reasons.

Additionally, and in accordance with article 258 of the Business Law 19,550 and article 13 – Vacancies – of the Company’s bylaws, the members of the Supervisory Committee designated by the Class D shares proceeded to fill the vacancies in the Board of Directors resulting from the resignations of Messrs. Ivovich and Blassiotto, naming Messrs. Ignacio Perincioli and Edgardo Raúl Valfre as Director and alternate Director, respectively, for the Class D shares.

In addition, Mr. Daniel Cristian González Casartelli, who had been designated as an alternate Director by the Shareholders’ Meeting on April 30, 2014, replaced Mr. Grande as Director.

Finally, at the same meeting, the Board of Directors of the Company designated Mr. Daniel Palomeque as Vice President of Quality, Environment, Health and Security.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 12, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer